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                                 REVOLUTION FX


                        SUPPLEMENT DATED JUNE 22, 2001

                                      TO

                         PROSPECTUS DATED MAY 1, 2001


This Supplement will be used only with contracts sold through the above-referenced prospectus in
                                   New York.

Notwithstanding any language in the prospectus to the contrary, the following shall apply with respect to REVOLUTION FX single premium modified guaranteed annuity contracts delivered or issued for delivery in New York:

Maximum Age

     Issuing a contract

   We will generally not issue a contract if either you or the proposed annuitant is older than age 85.

     Guarantee periods

   We use the annuitant's 90th birthday, not the 95th birthday, to determine the maximum period of a guarantee period. The first two paragraphs in the section entitled "Initial guarantee period" on page 6 of the prospectus are deleted, and the following inserted in their place:

   "The amount you've invested in a guarantee period will earn interest at the rate we have set for that period. At the time you apply for a contract, you select the initial guarantee period for your contract. We currently make available various guarantee periods with durations of up to 10 years: an initial 1 year guarantee period will earn interest during the first contract year at the rate we set for a 1 year guarantee period; an initial 2 year guarantee period will earn interest during the first 2 contract years at the rate we set for a 2 year guarantee period, and so forth. If you select more than one initial guarantee period, you must tell us how much of your premium payment is to be allocated to each. Any guarantee period you select, however, may not extend beyond the annuitant's 90th birthday unless we approve otherwise.

   "If you select a guarantee period that extends beyond your contract's date of maturity, your maturity date will automatically be changed to the annuitant's 90th birthday (or a later date, if we approve.)"

   From time to time, we may add, delete, or change the durations of the
guarantee periods that we are offering.    If we do, the change will not affect
guarantee periods then in effect.

     Date of maturity

   We normally use age 90, not age 95, to determine a contract's date of maturity. The first paragraph in the section entitled "Date of maturity" on page 17 of the prospectus is deleted, and the following inserted in its place:

   "Your contract specifies a date of maturity, when payments from one of our annuity options are scheduled to begin. You initially choose the date of maturity when you complete your application for a contract. Unless we otherwise permit, the date of maturity must be

     . at least 12 months after the date the first premium payment is applied to your contract, and

     . no later than the maximum age specified in your contract (normally age 90)."

Unavailable rider

   The waiver of withdrawal charge rider, described on page 13 of the prospectus, is NOT available.

                                                                 FXNYSUPP 06/01

POLICY FORM 00MVANF